================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Novoste Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67010C209
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

Check the following box if a fee is being paid with this statement | |

                         (continued on following pages)

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                              (Page 1 of 13 Pages)

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CUSIP No. 67010C209                  SCHEDULE 13D             Page 2 of 13 Pages
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     1. NAME OF REPORTING PERSON: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-3688497
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF SHARES         7.   SOLE VOTING POWER
     BENEFICIALLY OWNED BY            67,623 SHARES(SEE ITEM 5)
     EACH REPORTING PERSON      ------------------------------------------------
            WITH                 8.   SHARED VOTING POWER
                                      -0- (SEE ITEM 5)
                                ------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      67,623 SHARES(SEE ITEM 5)
                                ------------------------------------------------
                                10.   SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            67,623 SHARES(SEE ITEM 5)
--------------------------------------------------------------------------------
     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON
            PN
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                              (Page 2 of 13 Pages)

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CUSIP No. 67010C209                  SCHEDULE 13D             Page 3 of 13 Pages
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     1. NAME OF REPORTING PERSON: WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: NOT APPLICABLE
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF SHARES         7.   SOLE VOTING POWER
     BENEFICIALLY OWNED BY            66,425 SHARES(SEE ITEM 5)
     EACH REPORTING PERSON      ------------------------------------------------
            WITH                 8.   SHARED VOTING POWER
                                      -0- (SEE ITEM 5)
                                ------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      66,425 SHARES(SEE ITEM 5)
                                ------------------------------------------------
                                10.   SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            66,425 SHARES(SEE ITEM 5)
--------------------------------------------------------------------------------
     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                              (Page 3 of 13 Pages)

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CUSIP No. 67010C209                  SCHEDULE 13D             Page 4 of 13 Pages
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     1. NAME OF REPORTING PERSON: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-3953291
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF SHARES         7.   SOLE VOTING POWER
     BENEFICIALLY OWNED BY            83,675 SHARES(SEE ITEM 5)
     EACH REPORTING PERSON      ------------------------------------------------
            WITH                 8.   SHARED VOTING POWER
                                      -0- (SEE ITEM 5)
                                ------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      83,675 SHARES(SEE ITEM 5)
                                ------------------------------------------------
                                10.   SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            83,675 SHARES(SEE ITEM 5)
--------------------------------------------------------------------------------
     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.0% (SEE ITEM 5)
--------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                              (Page 4 of 13 Pages)

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CUSIP No. 67010C209                  SCHEDULE 13D             Page 5 of 13 Pages
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     1. NAME OF REPORTING PERSON: WYNNEFIELD CAPITAL MANAGEMENT LLC
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-4018186
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
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        NUMBER OF SHARES         7.   SOLE VOTING POWER
     BENEFICIALLY OWNED BY            151,298 SHARES(SEE ITEM 5)(1)
     EACH REPORTING PERSON      ------------------------------------------------
            WITH                 8.   SHARED VOTING POWER
                                      -0- (SEE ITEM 5)
                                ------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      151,298 SHARES(SEE ITEM 5)(1)
                                ------------------------------------------------
                                10.   SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            151,298 SHARES(SEE ITEM 5)(1)
--------------------------------------------------------------------------------
     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.7% (SEE ITEM 5)(1)
--------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON
            OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P.I

                              (Page 5 of 13 Pages)

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CUSIP No. 67010C209                  SCHEDULE 13D             Page 6 of 13 Pages
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     1. NAME OF REPORTING PERSON: WYNNEFIELD CAPITAL, INC.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: N/A
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
        NUMBER OF SHARES         7.   SOLE VOTING POWER
     BENEFICIALLY OWNED BY            66,425 SHARES(SEE ITEM 5)(1)
     EACH REPORTING PERSON      ------------------------------------------------
            WITH                 8.   SHARED VOTING POWER
                                      -0- (SEE ITEM 5)
                                ------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      66,425 SHARES(SEE ITEM 5)(1)
                                ------------------------------------------------
                                10.   SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            66,425 SHARES(SEE ITEM 5)(1)
--------------------------------------------------------------------------------
     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.6% (SEE ITEM 5)(1)
--------------------------------------------------------------------------------
     14.    TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

                              (Page 6 of 13 Pages)

         This Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D") is being filed with the Securities and Exchange Commission (the "Commission") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), with respect to shares of common stock, $0.01 par value, of Novoste Corporation, a Florida corporation with its principal executive offices located at 4350 International Blvd., Norcross, GA 30093 (the "Issuer").

Item 1. Security and Issuer.

         This Schedule 13D relates to shares of the common stock, $0.01 par value (the "Common Stock"), of Novoste Corporation, a Florida corporation with its principal executive offices located at 4350 International Blvd., Norcross, GA 30093.

Item 2. Identity and Background.

         (a), (b), (c) and (f). This Schedule 13D is being filed by the Partnership, Partnership-I, the Fund, WCM and WCI. Although the Partnership, Partnership-I, the Fund, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Schedule 13D, they are sometimes referred to collectively as the "Wynnefield Group."

         WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Each of the Wynnefield Group entities made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:


                              (Page 7 of 13 Pages)


Name                            Date of Purchase                Number of Shares                Consideration Paid
----                            ----------------                ----------------                ------------------
Partnership*                    December 28, 2005               17,823                          $40,636.44
Partnership - I*                December 28, 2005               23,500                          $53,580.00
Fund**                          December 28, 2005               26,400                          $60,192.00

         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.


     Item 4. Purposes of Transaction.

         Each member of the Wynnefield Group initially acquired its shares of Common Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

         The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, and evaluate the responses of its management to the needs of the holders of the Common Stock. The Wynnefield Group has and may continue to meet with the Issuer's management and to recommend various strategies for protecting and maximizing shareholder value.

         On January 5, 2006, in support of Steel Partners II, L.P.'s position on the Issuer's proposal to adopt a plan of liquidation, the Wynnefield Group sent the Board of Directors a letter (attached as Exhibit 2) which included the following:

         "Wynnefield strongly supports Steel Partners II, L.P.'s ("Steel Partners") opposition to the Company's proposal to adopt a plan of liquidation, set forth in Steel Partners' proxy statement on Schedule 14A, as amended, initially filed with the Commission on November 28, 2005. Wynnefield believes that the liquidation proposal proposed by the Company in its proxy statement on
Schedule 14A, as amended, initially filed with the Commission on November 15, 2005 is not in the best interests of the Company's shareholders. Furthermore, Wynnefield believes that the Company should immediately CEASE its liquidation efforts as the incumbents either can't count, obtain a perverse sense of pleasure from being soundly defeated, or simply enjoy

                              (Page 8 of 13 Pages)
squandering the shareholders' money as they have apparently shown themselves capable of doing in the past."

         The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

         Depending on factors deemed relevant to the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) - (c) As of January 6, 2006, the Wynnefield Group beneficially owned in the aggregate 217,723 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 4,083,721 shares outstanding on November 4, 2005, as set forth in the Issuer's most recent report on form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:


                                                        Approximate
                                      Number of        Percentage of
              Name                    Shares           Outstanding Shares
              ----                    ------           ------------------
              Partnership *           67,623                1.7%
              Partnership-I *         83,675                2.0%
              Fund **                 66,425                1.6%

         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


                              (Page 9 of 13 Pages)

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 217,723 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 4,083,721 shares outstanding on November 4, 2005, as set forth in the Issuer's most recent report on form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005).

         The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of


                             (Page 10 of 13 Pages)

Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days, as follows:




Name                  Date                     Number of Shares      Price Per Share
----                  ----                     ----------------      ---------------
Partnership           December 28, 2005        17,823                $2.26

Partnership - I       December 28, 2005        23,500                $2.26

Fund                  December 28, 2005        26,400                $2.26


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of January 6, 2006 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

         Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.


                             (Page 11 of 13 Pages)

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of January 6, 2006, among the Partnership, Partnership-I, Fund, WCM and WCI.

Exhibit 2 Letter from the Wynnefield Group to the Issuer's Board of Directors, dated January 5, 2006


                             (Page 12 of 13 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 6, 2006


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                By:  Wynnefield Capital Management, LLC,
                                     General Partner

                                By:  /s/ Nelson Obus
                                     -------------------------------------
                                     Nelson Obus, Co-Managing Member


                                WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                By:  Wynnefield Capital Management, LLC,
                                     General Partner

                                By:  /s/ Nelson Obus
                                     -------------------------------------
                                     Nelson Obus, Co-Managing Member


                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                By:  Wynnefield Capital, Inc.


                                By:  /s/ Nelson Obus
                                     -------------------------------------
                                     Nelson Obus, President


                                WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                By:  /s/ Nelson Obus
                                     -------------------------------------
                                     Nelson Obus, Co-Managing Member


                                WYNNEFIELD CAPITAL, INC.

                                By:  /s/ Nelson Obus
                                     -------------------------------------
                                     Nelson Obus, President


                             (Page 13 of 13 Pages)